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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)
Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

AIRNET COMMUNICATIONS CORPORATION

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

00941 P 10 6

(Cusip Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 00941 P 10 6			Page 2 of 8

1.	NAME OF REPORTING PERSON Harris Corporation, a Delaware corporation		I.R.S. Identification No. of above person (entities only): I.R.S. IDENTIFICATION NUMBER 34-0276860

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	Not Applicable		(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Corporation organized under the laws of the State of Delaware.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
		5.	SOLE VOTING POWER - 0 -

		6.	SHARED VOTING POWER 2,467,593

		7.	SOLE DISPOSITIVE POWER - 0 -

		8.	SHARED DISPOSITIVE POWER 2,467,593

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,467,593 Shares

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (See Instructions) Not Applicable

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%

12.	TYPE OF REPORTING PERSON (See Instructions) CO

13G
CUSIP No. 00941 P 10 6			Page 3 of 8

1.	NAME OF REPORTING PERSON VFC Capital, Inc., a Delaware corporation		I.R.S. Identification No. of above person (entities only): I.R.S. IDENTIFICATION NUMBER 52-2029396

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	Not Applicable		(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Corporation organized under the laws of the State of Delaware.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
		5.	SOLE VOTING POWER - 0 -

		6.	SHARED VOTING POWER 2,467,593

		7.	SOLE DISPOSITIVE POWER - 0 -

		8.	SHARED DISPOSITIVE POWER 2,467,593

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,467,593 Shares

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (See Instructions) Not Applicable

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%

12.	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP NO. 00941 P 10 6	Page 4 of 8 pages

Item 1(a)	NAME OF ISSUER:

Airnet Communications Corporation

Item 1(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

3950 Dow Road, Melbourne, Florida 32934

Item 2(a)	NAME OF PERSON FILING:

This statement is being filed by Harris Corporation. VFC Capital, Inc. is a wholly-owned subsidiary of Harris Corporation and the record owner of the shares of Common Stock of Airnet Communications Corporation to which this statement relates.

Item 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

1025 West NASA Boulevard, Melbourne, Florida 32919

Item 2(c)	CITIZENSHIP:

Corporation organized under the laws of the State of Delaware

Item 2(d)	TITLE OF CLASS OF SECURITIES:

Common Stock, par value $.001 per share.

Item 2(e)	CUSIP NUMBER:

00941 P10 6

Item 3.	NOT APPLICABLE

Item 4.	OWNERSHIP:

(a)	Amount beneficially owned:

2,467,593 Shares

(b)	Percent of class:

5.1%

(c)	Number of shares as to which the Reporting Persons have:

(i)	Sole power to vote or to direct the vote – 2,467,593

(ii)	Shared power to vote or direct the vote – 0

(iii)	Sole power to dispose or to direct the disposition of – 2,467,593

(iv)	Shared power to dispose or to direct the disposition of — 0

CUSIP NO. 00941 P 10 6	Page 5 of 8 pages

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

NOT APPLICABLE

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

NOT APPLICABLE

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

NOT APPLICABLE

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

NOT APPLICABLE

Item 9.	NOTICE OF DISSOLUTION OF GROUP:

NOT APPLICABLE

Item 10.	CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 00941 P 10 6	Page 6 of 8 pages

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, each of Harris Corporation and VFC Capital, Inc. certifies that the information set forth in this statement is true, complete and correct.

February 10, 2004
(Date)

HARRIS CORPORATION

By:	/s/ David S. Wasserman

Name:	David S. Wasserman
Title:	Vice President, Treasurer

VFC CAPITAL, INC.

By:	/s/ David S. Wasserman

Name:	David S. Wasserman
Title:	Vice President, Treasurer

CUSIP NO. 00941 P 10 6	Page 7 of 8 pages

EXHIBIT INDEX

Exhibit

Exhibit A:	Agreement of Joint Filing

CUSIP NO. 00941 P 10 6	Page 8 of 8 pages

Exhibit A

Agreement of Joint Filing

     The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Act the statement dated February 10, 2004, containing the information required by Schedule 13G, for the 2,467,593 shares of the Common Stock of Airnet Communications Corporation held by VFC Capital, Inc.

Dated: February 10, 2004

HARRIS CORPORATION

	By:	/s/ David S. Wasserman

	Name:	David S. Wasserman
	Title:	Vice President, Treasurer

VFC CAPITAL, INC.

	By:	/s/ David S. Wasserman

	Name:	David S. Wasserman
	Title:	Vice President, Treasurer